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                                                                     EXHIBIT 4.4

                                  [EXCO LOGO]
                             6500 GREENVILLE AVENUE
                                SUITE 600, LB 17
                              DALLAS, TEXAS 75206
                                                                          , 2001

Dear Shareholder:

     You will find enclosed the Prospectus and other materials relating to the rights offering by EXCO Resources, Inc. ("EXCO").

     We request that you carefully review the Prospectus which describes how you may participate in the rights offering. As indicated in the Prospectus, there is a limited period of time, up to and including the Expiration Date of the offering, during which you will be able to either purchase additional shares of
  % Convertible Preferred Stock (the "Convertible Preferred Stock") or sell your transferable rights.

SUMMARY OF THE TERMS OF THE OFFERING

     - You will receive one transferable right for each share of EXCO Common
       Stock you owned as of        (the "Record Date").

     - You may purchase one share of the Convertible Preferred Stock for each
       right you receive at a subscription price of $     per share.

     - Holders of rights who have fully exercised the rights issued to them may subscribe for additional units of Convertible Preferred Stock up to 100% of their Basic Subscription Privilege through the Oversubscription Privilege. If the number of units of Convertible Preferred Stock purchased in such oversubscriptions exceeds units when added to the number of units purchased pursuant to the basic subscription privilege, shares will be allocated to those shareholders who oversubscribe, based upon the number of units such holders subscribed for pursuant to the basic subscription privilege, as more fully described in the Prospectus.

     - The rights offering expires at 5:00 p.m. New York time on        .

     If your shares are held in your name, a Rights Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

     The rights will trade on the Nasdaq National Market. Please decide if you would like to (a) subscribe for shares of Convertible Preferred Stock, or (b) sell your rights.

     [YOU ARE ENCOURAGED TO SUBSCRIBE FOR UNITS OF PREFERRED SECURITIES OR SELL YOUR RIGHTS BECAUSE THOSE SHAREHOLDERS WHO DO NOT TAKE ANY ACTION WILL EXPERIENCE A DILUTION IN THE VALUE OF THEIR SHARES OF EXCO COMMON STOCK AND A REDUCTION IN THEIR PROPORTIONATE INTEREST IN EXCO.]

     On behalf of the Board of Directors, we thank you for your support and confidence and look forward to continuing to serve you.

                                            Sincerely,

                                            ------------------------------------
                                            DOUGLAS H. MILLER
                                            Chairman and Chief Executive Officer

     If you have any questions concerning the rights offering, please feel free to contact Richard E. Miller, Secretary and General Counsel, at (214) 368-2084.